As filed with the Securities and Exchange Commission on May 1, 2008

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Form F-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

THOMSON REUTERS CORPORATION

(Exact name of Registrant as specified in its charter)

Ontario, Canada	98-0176673
(State or other jurisdiction of	(I.R.S. Employer Identification Number)
incorporation or organization)

3 Times Square
New York, New York 10036
(646) 223-4000

(Address and telephone number of Registrant’s principal executive offices)

Thomson Holdings Inc.
Attn: Deirdre Stanley, Executive Vice President and General Counsel
3 Times Square
New York, New York 10036, United States
(646) 223-4000

(Name, address and telephone number of agent for service)

Copies to:

Deirdre Stanley, Executive Vice President and General Counsel Thomson Reuters Corporation 3 Times Square New York, New York 10036 (646) 223-4000	Andrew J. Beck, Esq. Torys LLP 237 Park Avenue New York, New York 10017-3142 (212) 880-6000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☒

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Shares	40,000,000	US$ 36.91	US$ 1,476,400,000	US$ 58,022.52

(1)   Plus such additional shares as may be issued by reason of stock splits, stock dividends and similar transactions.

(2)   Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457, based on the average of the high and low prices of Thomson Reuters Corporation common shares on The New York Stock Exchange on April 29, 2008.

This Registration Statement on Form F-3 is intended to be Post-Effective Amendment No. 1 to our Registration Statement on Form F-3 (File No. 333-97203) filed on July 26, 2002.

EXPLANATORY NOTE

On May 15, 2007, we entered into a definitive agreement with Reuters Group PLC (“Reuters”) under which we agreed to acquire Reuters by implementing a dual listed company (“DLC”) structure (the “Transaction”).  On April 17, 2008, the Transaction closed and took effect.

Under the DLC structure, Thomson Reuters Corporation and Thomson Reuters PLC operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents.  Shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business.

A ratio (referred to as the “Equalization Ratio”) determines the economic and voting interests represented by a Thomson Reuters PLC ordinary share relative to the economic and voting interests of a Thomson Reuters Corporation common share and underpins the relationship of the two companies.  As of the date hereof, the Equalization Ratio is 1:1 and, as a result, one Thomson Reuters PLC ordinary share has equivalent rights to distributions of income and capital and voting rights as one Thomson Reuters Corporation common share.

In this Registration Statement on Form F-3, “Thomson Reuters” refers collectively to Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries operating as a unified group pursuant to the DLC structure, “Thomson Reuters business” refers to the business operated by Thomson Reuters, and “Thomson Reuters board” refers to the board of directors of each of Thomson Reuters Corporation and Thomson Reuters PLC.  In this Registration Statement on Form F-3, “we” and “our” refers to Thomson Reuters Corporation, the Registrant; except that in any item in which information relating to Thomson Reuters or the Thomson Reuters business is presented, “we” and “our” also refers to Thomson Reuters as the context so requires.

40,000,000 Shares
Thomson Reuters Corporation

AMENDED AND RESTATED DIVIDEND REINVESTMENT PLAN

This prospectus covers 40,000,000 common shares of Thomson Reuters Corporation issuable under our amended and restated dividend reinvestment plan which provides holders of our common shares with a simple and convenient method of investing cash dividends declared on our common shares in additional common shares of Thomson Reuters Corporation.  Our dividend reinvestment plan was initially adopted by our board of directors in April 1989. On May 1, 2002, our board of directors approved an amendment to the dividend reinvestment plan to provide, among other things, for the participation of registered holders of common shares resident in the United States.  On April 30, 2008, our board of directors approved the filing of this prospectus to, among other things, register additional common shares issuable pursuant to the dividend reinvestment plan.

Under the amended and restated dividend reinvestment plan, holders of our common shares resident in Canada, the United States and the United Kingdom (and certain other eligible jurisdictions) may opt to have any cash dividends declared on their common shares reinvested in newly issued common shares, without paying any brokerage commissions or service charges. The price of the common shares to be issued under the plan is calculated based on the weighted average trading price of our common shares on the Toronto Stock Exchange during the five trading days immediately preceding the record date for each dividend payment. Our common shares are listed on both the New York Stock Exchange and the Toronto Stock Exchange under the symbol “TRI”. On April 29, 2008, the closing price for our common shares on the Toronto Stock Exchange was Cdn$37.40 and the closing price for our common shares on the New York Stock Exchange was US$36.82.

All Thomson Reuters shareholders, whether holding Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares, receive dividends in an equivalent per share amount (for so long as the Equalization Ratio is 1:1), disregarding any amounts that may be required to be withheld or deducted in respect of taxes or other tax consequences. The Thomson Reuters board intends to pay quarterly dividends on the Thomson Reuters Corporation common shares and the Thomson Reuters PLC ordinary shares. The rate at which Thomson Reuters pays dividends takes into account all factors that the Thomson Reuters board considers relevant from the perspective of Thomson Reuters, including its available cash flow, financial condition and capital requirements. Thomson Reuters dividend policy is reviewed annually by the Thomson Reuters board and the decision to declare dividends is at the discretion of our board.

We cannot estimate the anticipated proceeds from the issuance of common shares under the plan, which will depend upon the market price of our common shares, the extent of shareholder participation in the plan and other factors.

Investing in our common shares involves risks. See “Forward-Looking Information” on page 15 of this prospectus. See also “Risk Factors” on page 5 of this prospectus for a discussion of certain factors relevant to an investment in our common shares.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is April 30, 2008.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and, accordingly, file reports with and furnish other information to the Securities and Exchange Commission (the “Commission”). Under the multi-jurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared, in part, in accordance with the disclosure requirements of Canada, which differ from those in the United States. The reports and other information we file with or furnish to the Commission in accordance with the Exchange Act can be inspected and copied, at prescribed rates, at the public reference room maintained by the Commission at 100 F Street, N.E., Washington, D.C.  20549.  You may call the Commission at 1-800-SEC-0330 for more information on the operation of the public reference room.  The Commission maintains a website at www.sec.gov that contains reports and other information that we file or furnish electronically with the Commission.  You can also find information about Thomson Reuters on our website at www.thomsonreuters.com.  However, any information that is included on or linked to our website is not a part of this prospectus.

We have filed with the Commission under the U.S. Securities Act of 1933, as amended, a registration statement on Form F-3 on July 26, 2002 relating to our plan of which this prospectus is a part.  This prospectus does not contain all of the information set forth in such registration statement, and you should refer to the registration statement and its exhibits to read that information.  For further information about us and our common shares, you are encouraged to refer to the registration statement and to the schedules and exhibits filed with it.  Statements contained in this prospectus as to the provisions of documents filed as exhibits are not necessarily complete, and in each instance reference is made to the copy so filed which is included as an exhibit to the registration statement and each such statement in this prospectus is qualified in all respects by such reference.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” into this prospectus certain documents that we file with or furnish to the Commission.  This means that we can disclose important information to you by referring to those documents.  The information incorporated by reference is considered to be an important part of this prospectus, and later information that we file with the Commission will automatically update and supersede that information.  The following documents, which we have filed with or furnished to the Commission, are specifically incorporated by reference in this prospectus:

•                  The description of our common shares contained in our registration statement on Form 40-F filed on December 11, 1998, as updated by our annual report on Form 40-F for the fiscal year ended December 31, 2007, and any amendments or reports filed for the purpose of updating such description;

•                  Our management information circular dated February 29, 2008, contained in Exhibit 99.1 of our Form 6-K dated February 29, 2008;

•                  Our management information circular dated March 28, 2008 contained in Exhibit 99.1 of our Form 6-K dated April 4, 2008;

•                  Our annual report on Form 40-F for the year ended December 31, 2007 dated March 10, 2008; and

•                  Item 3.A and Annexes A-1 to A-8 of the Thomson Reuters PLC annual report on Form 20-F for the year ended December 31, 2007 dated April 17, 2008 containing unaudited pro forma financial information for Thomson Reuters Corporation and audited consolidated financial statements of Reuters for the year ended December 31, 2007.

In addition, all other annual reports filed by us with the Commission on Form 20-F, Form 40-F or Form 10-K, all subsequent filings by us on Form 10-Q and Form 8-K, and any Form 6-K filed or furnished by us that is identified in such form as being incorporated by reference into the registration statement of which this prospectus forms a part, in each case subsequent to the date of this prospectus and prior to the termination of this offering, are incorporated by reference into this prospectus as of the date of the filing of such documents.  We will deliver to each person eligible to participate in the plan, including any beneficial owner, to whom this prospectus has been delivered, copies of the documents incorporated by reference in this prospectus, but not delivered with this prospectus, upon written or oral request, without charge.  Requests should be directed to us at:

Thomson Reuters

Attn: Investor Relations Department

3 Times Square

New York, New York 10036

Telephone: (646) 223-4000

You may also inspect information about Thomson Reuters at the offices of the NYSE Euronext at 20 Broad Street, New York, New York 10005.

Our company is a “foreign private issuer” as defined in the Exchange Act.  As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our common shares by our officers and directors are exempt from Section 16 of the Exchange Act.

Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in herein or therein or in any other later filed document which also is incorporated by reference in this prospectus modifies or supercedes that statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES IN THE UNITED STATES

We are incorporated under the laws of the Province of Ontario, Canada.  Some of Thomson Reuters assets are located outside of the United States and some of our directors and officers, as well as some of the experts named in this prospectus, are residents of Canada or the United Kingdom.  As a result, it may be difficult for U.S. investors to:

•                  effect service within the United States upon us or those directors, officers and experts who are not residents of the United States; or

•                  realize in the United States upon judgments of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws.

RISK FACTORS

The risks and uncertainties below represent the risks that our management believes are material. If any of the events or developments discussed below actually occurs, the business, financial condition or results of operations of Thomson Reuters could be adversely affected. Other factors not presently known to us or that we presently believe are not material could also affect the future business and operations of Thomson Reuters.

Risks and uncertainties relating to the business and operations of Thomson Reuters are also discussed in the materials that we  file with or furnish to securities regulatory authorities in Canada and the United States from time to time, including our current annual information form, which is contained in our annual report on Form 40-F, incorporated herein by reference. Risks and uncertainties relating to the business and operations of Thomson Reuters are also discussed in the materials that Thomson Reuters PLC files with or furnishes to the securities regulatory authorities in the United Kingdom and the United States from time to time, including its current annual report on Form 20-F.

Risks Related to the Transaction

Benefits from the Transaction may not be achieved to the extent, or within the time period currently expected, which could eliminate, reduce or delay the achievement of synergies expected to be generated by the Transaction.

To realize the expected benefits of the Transaction, our management must implement a business plan which successfully integrates the Thomson Reuters business. We may encounter difficulties during the post-closing integration process that could eliminate, reduce or delay the realization of the synergies that are currently expected. Among other things, these difficulties could include:

•	unexpected integration issues, higher than expected integration costs and an overall post-closing integration process that takes longer than originally anticipated;

•	the inability to successfully integrate operations, technologies, products and services;

•	inconsistent and/or incompatible business practices, operating procedures, information systems, financial controls and procedures, cultures and compensation structures between the companies;

•	difficulty coordinating sales, distribution and marketing efforts to effectively promote Thomson Reuters products;

•	loss of key employees;

•	modification or termination of existing agreements with customers and suppliers and delayed entry into new agreements with prospective customers and suppliers; and

•	the diversion of management’s attention from day-to-day business as a result of the need to deal with integration issues.

As a result of these difficulties, the actual synergies generated by the Transaction may be less, and may take longer to realize, than is currently expected.

The Transaction may not maximize the growth potential of, or deliver greater value for, Thomson Reuters beyond the level that either we or Reuters could have achieved on its own.

One of the principal reasons for the Transaction was to maximize the growth potential of Thomson Reuters beyond the level that either we or Reuters could have achieved on its own. Achieving this growth potential is dependent upon a number of factors, many of which are beyond our control. We may not be able to pursue successfully innovative product development opportunities or enhance the quality and competitiveness of our product offerings to the extent anticipated. The inability to realize the full extent of the anticipated growth opportunities from the Transaction, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, operating results and financial strength of Thomson Reuters.

The value of our common shares and Thomson Reuters PLC ordinary shares is related to the economic performance of Thomson Reuters.

The dividends, capital returns and the value of our common shares and Thomson Reuters PLC ordinary shares are related to the economic performance of the Thomson Reuters business. For example, economic returns on the shares of each company are dependent on the economic performance of Thomson Reuters and the Thomson Reuters board considers the perspective of Thomson Reuters as a whole in declaring dividends on our common shares and Thomson Reuters PLC ordinary shares.

The trading prices of our common shares and the Thomson Reuters PLC ordinary shares may not be the same and the difference between them may be material.

Notwithstanding that the economic interests of our common shares and the Thomson Reuters PLC ordinary shares are aligned in accordance with an Equalization Ratio (initially 1:1), subject to adjustment in accordance with the documents executed in connection with the Transaction, the trading prices of our common shares and the Thomson Reuters PLC ordinary shares may not be the same (when adjusted for the applicable exchange rate) and the difference between them may be material. The difference may arise for various reasons, including the characteristics of the markets in which they trade, such as trading volumes and currencies.

The DLC structure may be adversely affected by changes to legislation and regulations.

The DLC structure has been developed on the basis of existing law and policies of regulatory authorities in Canada, the United Kingdom and the United States. Changes to such laws or policies (including changes to tax laws) may impact upon, or alter the rights, benefits or protections afforded to, each of Thomson Reuters PLC and us and our and their respective shareholders under the DLC structure.

The DLC structure involves risks and costs not associated with more common acquisition structures.

The DLC structure is a relatively uncommon way of acquiring a company and it involves different issues and risks than those associated with other more common acquisition structures. The Transaction was implemented by means of contracts between Thomson Reuters PLC and us and provisions in our and their organizational documents and not by operation of a take-over bid for Reuters or a merger or amalgamation of the two companies. The legal effect of these contractual rights may be different than the legal effect of a take-over bid, merger or amalgamation and there may be difficulties in enforcing them. In addition, certain of the contracts between Thomson Reuters PLC and us provide that they are enforceable only by the two companies and not directly by their shareholders. Nevertheless, either our shareholders or Thomson Reuters PLC shareholders might challenge the validity of the contracts or their lack of standing to enforce rights under these contracts, and courts may interpret or enforce these contracts in a manner inconsistent with the provisions and intentions of the companies expressed in the documents executed in connection with the Transaction.

There is uncertainty as to the enforceability of provisions of the documents executed in connection with the Transaction, including those relating to an insolvency of one company or both companies. For example, in the event of an insolvency of Thomson Reuters PLC, we must take actions to restore economic equivalence as between the shares of the two companies. There is no assurance that a court would interpret or enforce that obligation in a manner consistent with the terms of the documents executed in connection with the Transaction and the intentions of the companies expressed therein.

Thomson Reuters has two parent companies, both of which are publicly listed, and complies with both Canadian and UK corporate law and different regulatory and stock exchange requirements in Canada, the UK and the US. This will likely require more administrative time and cost than was the case for us or Reuters.

Thomson Reuters PLC and we are each exposed to the credit risk of the other.

Given that our company and Thomson Reuters PLC guarantee all obligations of the other company and other obligations as agreed, each of us is exposed to the credit risk of the other. For example, if Thomson Reuters PLC is unable or fails to pay its contractual indebtedness or other obligations, a creditor under a contract may require us to pay all amounts due.

Changes in our tax residence or that of Thomson Reuters PLC could cause adverse tax consequences for Thomson Reuters.

It is intended that we will remain resident only in Canada for tax purposes and that Thomson Reuters PLC will remain resident only in the UK for tax purposes. However, if we were to cease to be resident solely in Canada and/or Thomson Reuters PLC were to cease to be resident solely in the UK for tax purposes (including as a result of changes in applicable laws or in the Canada Revenue Agency and/or HM Revenue and Customs practice), this could cause adverse tax consequences for Thomson Reuters.

Reuters Founders Share Company Limited holds a Reuters Founders Share in each of our company and Thomson Reuters PLC and may be in a position to affect the governance and management of Thomson Reuters.

Reuters Founders Share Company Limited was established to safeguard the Reuters Trust Principles, including the independence, integrity and freedom from bias in the gathering and dissemination of information and news. Reuters Founders

Share Company Limited holds a Reuters Founders Share in each of our company and Thomson Reuters PLC. The interest of Reuters Founders Share Company Limited in safeguarding the Reuters Trust Principles may conflict with other business objectives of Thomson Reuters, impose additional costs or burdens on us or otherwise affect the management and governance of Thomson Reuters. In addition, the Reuters Founders Shares enable Reuters Founders Share Company Limited to exercise extraordinary voting power to safeguard the Reuters Trust Principles and to thwart those whose holdings of our voting shares or those of Thomson Reuters PLC threaten the Reuters Trust Principles. As a result, Reuters Founders Share Company Limited may prevent a change of control (including by way of a take-over bid or similar transaction) of Thomson Reuters in the future. The effect of these rights of Reuters Founders Share Company Limited may be to limit the price that investors are willing to pay for our common shares or Thomson Reuters PLC ordinary shares.

Provisions in the documents giving effect to the DLC structure that are designed to ensure that our shareholders and Thomson Reuters PLC shareholders are treated on an equivalent basis with respect to take-over bids and similar transactions may prevent or discourage take-over bids and similar transactions.

Thomson Reuters believes that it is essential to the implementation and operation of the DLC structure that holders of our common shares and Thomson Reuters PLC ordinary shares be treated on an equivalent basis with respect to any take-over bid or similar transaction for such shares. Accordingly, the documents giving effect to the DLC structure contain provisions that are intended to impede a person from making a take-over bid or similar transaction for shares of one company without also making an equivalent take-over bid or similar transaction for shares of the other company. The effect of these provisions may be to limit the price that investors are willing to pay for our common shares or Thomson Reuters PLC ordinary shares if these provisions are viewed as preventing or discouraging take-over bids or similar transactions for shares of either company.

The rights and privileges of our shareholders and Thomson Reuters PLC shareholders are governed by different laws and regulations.

Ontario law and our articles and by-laws govern our company and our relations with our shareholders. UK law and the Thomson Reuters PLC articles of association govern it and its relations with its shareholders. Although the rights and privileges of our shareholders are comparable to those of shareholders of Thomson Reuters PLC, particularly taking into account the effects of the DLC structure, their respective rights and privileges differ in certain respects due to differences between Ontario law and regulations and UK law and regulations and between our articles and by-laws and the Thomson Reuters PLC articles.

Risks Related to the Business and Operations of Thomson Reuters

Thomson Reuters may be adversely affected by changes in the general economy.

Thomson Reuters performance depends on the financial health and strength of our customers, which in turn is dependent on the general economies in its major markets in North America, Europe and Asia. A downturn in the financial markets, a recession in one or more of the countries in which Thomson Reuters operates or significant trading market disruptions or suspensions could adversely affect the Thomson Reuters business, in particular the financial information businesses of Thomson Reuters. On an unaudited pro forma consolidated basis, approximately 60% of Thomson Reuters revenues for the financial year ended

December 31, 2007 were derived from financial information businesses. Cost-cutting by customers in response to a weak economic climate may also adversely affect Thomson Reuters financial results.

We operate in highly competitive markets and may be adversely affected by this competition.

The information and news industries are highly competitive, and we have established competitors. Many principal competitors have substantial financial resources, recognized brands, technological expertise and market experience. Our competitors are also expected to enhance continuously their products and services, develop new products and services and invest in technology to better serve the needs of their existing customers and to attract new customers. A number of our competitors are expected to acquire additional businesses in key sectors that will allow them to offer a broader array of products and services. We may also face competition from Internet service companies and search providers that could pose a threat to some of our businesses by providing more in-depth offerings, adapting their products and services to meet the demands of their customers or combining with one of their traditional competitors to enhance their products and services. Competition may require us to reduce the price of its products and services or make additional capital investments that would adversely affect profit margins. If we are unable or unwilling to do so, it may lose market share and its financial results may be adversely affected.

We may be adversely affected by changes in legislation and regulation.

Laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, in the United States, the United Kingdom, Canada and other jurisdictions may impose limits on our collection and use of certain kinds of information and our ability to communicate such information effectively to our customers. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us.

In addition, changes in tax laws and/or uncertainty over their application and interpretation may adversely affect Thomson Reuters results. We operate in many countries worldwide and our earnings are subject to taxation in many different jurisdictions and at different rates. We seek to organize its affairs in a tax efficient manner, taking account of the jurisdictions in which it operates. Tax laws that apply to us may be amended by the relevant authorities, for example, as a result of changes in fiscal circumstances or priorities. Such amendments, or their application to us, may adversely affect Thomson Reuters results.

Increased accessibility to free or relatively inexpensive information sources may reduce demand for our products and services.

In recent years, more public sources of free or relatively inexpensive information have become available, particularly through the Internet, and this trend is expected to continue. For example, some governmental and regulatory agencies have increased the amount of information they make publicly available at no cost. Public sources of free or relatively inexpensive information may reduce demand for our products and services. Although we believe our information is more valuable and enhanced through analysis, tools and applications that are embedded into customers’ workflows, Thomson Reuters financial results may be adversely affected if our customers choose to use these public sources as a substitute for our products or services.

We may be unable to derive fully the anticipated benefits from its existing or future acquisitions, joint ventures, investments or dispositions.

We have acquired, invested in and/or disposed of, and in the future may seek to acquire, invest in and/or dispose of, various companies and businesses. In the future, we may not be able to successfully identify attractive acquisition opportunities or make acquisitions on terms that are satisfactory to us from a commercial perspective. In addition, competition for acquisitions in the industries in which we operate is escalating, which could increase costs of acquisitions or cause us to refrain from making certain acquisitions. We may also be subject to increasing regulatory scrutiny from competition and antitrust authorities. Achieving the expected returns and synergies from past and future acquisitions will depend in part upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into its segments in an efficient and effective manner. It cannot be assured that we are able to do so or that our acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, the anticipated revenues and profits may be lower. Strategies of Reuters and us have also historically resulted in decisions to dispose of assets or businesses that were no longer aligned with strategic objectives. We have expended, and continue to expend, costs and management resources in an effort to complete these divestitures. Any failures or delays in completing divestitures could have an adverse effect on our financial results and on our ability to execute our strategy.

If we are unable to develop new products, services, applications and functionalities to meet our customers’ needs, attract new customers or expand into new geographic markets, our ability to generate additional revenues may be adversely affected.

The information and news services industries are undergoing rapid evolution. Our growth strategy involves developing new products, services, applications and functionalities to meet our customers’ needs for critical information solutions and maintaining a strong position in the sectors that we serve. We need to anticipate and respond to our customers’ needs in order to improve our competitiveness. In addition, we plan to grow by attracting new customers and expanding into new geographic markets. It may take a significant amount of time and expense to develop new products, services, applications and functionalities to meet needs of customers, attract new customers or expand into new geographic markets. If we are unable to do so, our ability to generate additional revenues may be adversely affected.

We rely heavily on network systems and the Internet and any failures or disruptions may adversely affect its ability to serve its customers.

We are dependent on the ability to handle rapidly substantial quantities of data and transactions on computer-based networks and the capacity, reliability and security of its electronic delivery systems and the Internet. Any significant failure or interruption of these systems, including operational services, loss of service from third parties, sabotage, break-ins, terrorist activities, human error, natural disaster, power or coding loss and computer viruses could cause our systems to operate slowly or interrupt service for periods of time and could have a material adverse effect on our business and results of our operations. The ability to effectively use the Internet may be impaired due to infrastructure failures, service outages at third party Internet providers or increased government regulation. These events could adversely affect our ability to store, handle and deliver data and services to customers.

The continuing increase in the update rates of market data may impact product and network performance from time to time. Factors that have significantly increased the market data update rates include:

•	the emergence of proprietary data feeds from other markets;

•	high market volatility;

•	decimalization;

•	reductions in trade sizes resulting in more transactions;

•	new derivative instruments;

•	increased automatically-generated algorithmic and program trading;

•	market fragmentation resulting in an increased number of trading venues; and

•	multiple listings of options and other securities.

Changes in legislation and regulation pertaining to market structure and dissemination of market information may also increase update rates. While we will implement a number of capacity management initiatives, there can be no assurance that we and our network providers will be able to accommodate accelerated growth of peak traffic volumes or avoid other failures or interruptions.

We are dependent on third parties for information and other services and may not be able to maintain agreements with these parties and the services provided by third parties may not be performed adequately, which may reduce profit margins or market share.

We obtain significant information through licensing arrangements with content providers. Some content providers may seek to increase licensing fees for providing their proprietary content. If we are unable to renegotiate commercially acceptable licensing arrangements with these content providers or find alternative sources of equivalent content, we may be required to reduce profit margins or experience a reduction in our market share.

Operating internationally involves challenges that we may not be able to meet and that may adversely affect our ability to grow.

There are certain risks inherent in doing business internationally which may adversely affect our ability to grow. These risks include difficulties in penetrating new markets due to established and entrenched competitors, difficulties in developing products and services that are tailored to the needs of local customers, lack of local acceptance or knowledge of our products and services, lack of recognition of our brands, unavailability of joint venture partners or local companies for acquisition, instability of international economies and governments, exposure to adverse government action in countries where we may conduct reporting activities, changes in laws and policies affecting trade and investment in other jurisdictions, and exposure to varying legal standards, including intellectual property protection laws. Adverse developments in any of these areas could cause our actual results to differ materially from expected results. However, there are also advantages to operating internationally, including a proportionately reduced exposure to the market developments of a single country or region.

We may be unable to realize all of the anticipated cost savings and operating efficiencies from our initiatives designed to make Thomson Reuters a more integrated group.

Thomson Reuters pursues initiatives designed to make it a more integrated operating group and achieve targeted savings and operating efficiencies, similar to the THOMSONplus program and the Reuters Core Plus program. These programs involve investing in new revenue initiatives and transformation initiatives, including content and development transformation, common platform development, customer administration and data center rationalization. To accomplish these initiatives, costs must be incurred primarily related to technology, restructuring and consulting services. There is a risk that we will not achieve the targeted savings and operating efficiencies as quickly as anticipated, or at all, and the future expenses associated with these initiatives may exceed expected levels.

The goodwill of Thomson Reuters is key to its ability to remain a trusted source of information and news.

The integrity of Thomson Reuters reputation is key to its ability to remain a trusted source of information and news. Failure to protect Thomson Reuters brands or failure to uphold the Reuters Trust Principles may adversely impact Thomson Reuters credibility as a trusted supplier of content and may have a negative impact on its information and news business.

Thomson Reuters may be subject to impairment losses that would reduce its reported assets and earnings.

Goodwill and identifiable intangible assets comprise a substantial portion of the total assets of Thomson Reuters. Economic, legal, regulatory, competitive, contractual and other factors may affect the value of goodwill and identifiable intangible assets. If any of these factors impair the value of these assets, accounting rules would require that each of Thomson Reuters PLC and we reduce their and our respective carrying value and recognize an impairment charge, which would reduce its and our reported assets and earnings in the year the impairment charge is recognized.

Significant investments in technology by us may not increase our revenues or decrease our operating costs, which may adversely affect our financial results.

We plan to continue to make significant investments in technology, including spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. It cannot be assured that these significant investments in technology will be able to increase revenues or decrease operating costs and this may adversely affect Tour financial results.

Our customers may become more self-sufficient, which may reduce demand for our products and services and adversely affect our financial results.

Our customers may decide to develop independently certain products and services that they currently obtain from us, including through the formation of consortia. To the extent that customers become more self-sufficient, demand for our products and services may be reduced which may adversely affect our financial results.

Our intellectual property rights may not be adequately protected, which may adversely affect its financial results.

Many of our products and services are based on information delivered through a variety of media, including the Internet, software-based applications, books, journals, compact discs, dedicated transmission lines and handheld wireless devices. We rely on agreements with our customers and patent, trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in its products and services. Third parties may be able to copy, infringe or otherwise profit from our proprietary rights without authorization and the Internet may facilitate these activities. The lack of specific legislation relating to the protection of intellectual property rights for content delivered through the Internet or other electronic formats creates an additional challenge for us in protecting our proprietary rights in content delivered through these media. We also conduct business in some countries where the extent of effective legal protection for intellectual property rights is uncertain. It cannot be assured that we have adequate protection of our intellectual property rights. If we are not able to protect our intellectual property rights, our financial results may be adversely affected.

The credit ratings of Thomson Reuters PLC and our company may be downgraded, or adverse conditions in the credit markets may continue, which may impede our access to the debt markets or raise its borrowing rates.

Access to financing for Thomson Reuters depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. The credit ratings of Thomson Reuters PLC and us may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, the deterioration in general economic and business conditions and adverse publicity. Any downgrades in the credit ratings of Thomson Reuters PLC or us, or the continued adverse conditions in the credit markets, may impede our access to the debt markets or raise our borrowing rates.

We may operate in an increasingly litigious environment, which may adversely affect our financial results.

We may become involved in legal actions and claims arising in the ordinary course of business. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could have a material adverse effect on our  financial position and results of operations.

We are significantly dependent on technology and the rights related to it, including rights in respect of business methods. This, combined with the recent proliferation of “business method patents” issued by the US Patent Office, and the increasingly litigious environment that surrounds patents in general, increases the possibility that we could be sued for patent infringement. If such an infringement suit were successful, it is possible that the infringing product would be enjoined by court order and removed from the market, and we could be required to compensate the party bringing the suit either by a damages claim or through ongoing license fees or other fees, and such compensation could be significant, in addition to the legal fees that would be incurred defending such a claim.

Currency fluctuations and interest rate fluctuations may have a significant impact on our reported revenues and earnings.

The financial statements of Thomson Reuters are expressed in US dollars and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than its reporting currency. Thomson Reuters receives revenue and incurs expenses in many currencies and is thereby exposed to the impact of fluctuations in various currency rates. To the extent that these currency exposures are not hedged, exchange rate movements may cause fluctuations in the consolidated financial statements of Thomson Reuters. In addition, an increase in interest rates from current levels could adversely affect the results of Thomson Reuters in future periods.

If we do not continue to recruit and retain high quality management and key employees, we may not be able to execute our strategy.

The completion and execution of our strategy depends on our ability to continue to recruit and retain high quality management and other employees across all of our businesses. We compete with many businesses that are seeking skilled individuals, including those with advanced technological abilities. We may not be able to continue to identify or be successful in recruiting or retaining the appropriate qualified personnel for our businesses, and this may adversely affect our ability to execute our strategy.

We have significant funding obligations in respect of pension and post-retirement benefit arrangements that are affected by factors outside our control.

We have significant funding obligations in respect of various pension and other post-retirement benefit arrangements that are affected by factors outside our control. The valuations of material plans are determined by independent actuaries. Long-term rates of return for pension plans and post-retirement benefit arrangements are based on evaluations of historical investment returns and input from investment advisors. These valuations and rates of return require assumptions to be made in respect of future compensation levels, expected mortality, inflation, the expected long-term rate of return on the assets available to fund the plans, the expected social security costs and medical cost trends, along with the discount rate to measure obligations. These assumptions are reviewed annually. While we believe that these assumptions are appropriate given current economic conditions, significant differences in results or significant changes in assumptions may materially affect pension plan and post-retirement benefit obligations and related future expenses for us.

Woodbridge controls Thomson Reuters and is in a position to affect Thomson Reuters governance and operations.

As of the date of this prospectus, Woodbridge has a voting interest in Thomson Reuters of approximately 53%. For so long as Woodbridge maintains its controlling interest in Thomson Reuters, it will generally be able to approve matters submitted to a majority vote of Thomson Reuters shareholders without the consent of other shareholders, including, among other things, the election of the Thomson Reuters board. In addition, Woodbridge may be able to exercise a controlling influence over the business and affairs of Thomson Reuters, the selection of its senior management, the acquisition or disposition of its assets, its access to capital markets, the payment of dividends and any change of control of Thomson Reuters, such as a merger or take-over. The effect of this control may be to limit the price that investors are willing to pay for our common shares or Thomson Reuters PLC ordinary shares. In addition, a sale of shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of our common shares and Thomson Reuters PLC ordinary shares.

FORWARD-LOOKING INFORMATION

Certain statements contained and incorporated by reference in this Form F-3 constitute “forward-looking statements”. When used in this Form F-3 or the documents incorporated by reference herein, the words “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “may”, ‘should” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect expectations, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks include, but are not limited to:

•	in relation to the Transaction and the DLC structure:

-

failure to achieve benefits from the Transaction to the extent, or within the time period currently expected, which could eliminate, reduce or delay the achievement of synergies expected to be generated by the Transaction;

	-	failure to maximize the growth potential of, or deliver greater value for, Thomson Reuters beyond the level that either we or Reuters could have achieved on its own;

	-	the relationship of the value of our common shares and Thomson Reuters PLC ordinary shares to the economic performance of Thomson Reuters;

	-	differences in the trading prices of our common shares and Thomson Reuters PLC ordinary shares;

	-	adverse effects of changes to legislation and regulations on the DLC structure;

	-	risks and costs not associated with more common acquisition structures;

	-	exposure of each of Thomson Reuters PLC and our company to the credit risk of the other;

	-	changes in our tax residence; or that of Thomson Reuters PLC:

	-	classification of Thomson Reuters PLC as a passive foreign investment company under US federal income tax laws;

	-	failure of US shareholders to qualify for special reduced withholding rates on payments of future dividends from Thomson Reuters PLC;

	-	ability of Reuters Founders Share Company Limited to affect Thomson Reuters governance and management;

	-	prevention or discouragement of take-over bids because of provisions in the documents executed in connection with the Transaction;

	-	different laws and regulations governing the rights and privileges of our shareholders and Thomson Reuters PLC shareholders;

•	changes in the general economy;

•	actions of competitors;

•	changes to legislation and regulations;

•	increased accessibility to free or relatively inexpensive information sources;

•	failure to derive fully anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions;

•	failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers or expand into new geographic markets;

•	failure of electronic delivery systems, network systems or the Internet;

•	detrimental reliance on third parties for information;

•	failure to meet the challenges involved in the expansion of international operations;

•

failure to realize the anticipated cost savings and operating efficiencies from the THOMSONplus initiative, the Reuters Core Plus program and other cost-saving initiatives, including those designed to make Thomson Reuters a more integrated group;

•	failure to protect the reputation of Thomson Reuters;

•	impairment of goodwill and identifiable intangible assets;

•	failure of significant investments in technology to increase revenues or decrease operating costs;

•	increased self-sufficiency of customers;

•	inadequate protection of intellectual property rights;

•	downgrading of credit ratings or adverse conditions in the credit markets;

•	threat of legal actions and claims;

•	changes in foreign currency exchange and interest rates;

•	failure to recruit and retain high quality management and key employees;

•	effect of factors outside the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and

•	actions or potential actions that could be taken by Woodbridge.

These factors and other risk factors relating to the DLC structure, including those under “Risk Factors” above, represent risks our management believes are material. Other factors not presently known to us or that we presently believe are not material, could also cause actual results to differ materially from those expressed in the forward-looking statements contained and incorporated by reference herein. Accordingly, undue reliance should not be placed on these forward-looking statements. We do not undertake any obligation to update publicly or to revise any of the forward-looking statements contained or incorporated by reference in this Form F-3, whether as a result of new information, future events or otherwise, except as required by law, rule or regulation.

THOMSON REUTERS

We are the world’s leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare and media markets.

We are organized in two divisions:

•                  Markets, which consists of the previous Reuters business combined with Thomson Financial; and

•                  Professional, which consists of our Legal, Tax & Accounting, Scientific and Healthcare segments.

We expect to leverage our products and services and technology platforms across our businesses to create enhanced offerings that respond to customers’ evolving information and decision-making needs. By offering products and services that we believe will improve productivity and result in competitive advantage, we aim to be at the center of our customers’ daily activities. We believe this will lead to strong and enduring relationships with customers.

Our principal executive offices are located at 3 Times Square, New York, New York 10036.  Our telephone number at that location is (646) 223-4000.

USE OF PROCEEDS

We have no basis for estimating precisely either the number of common shares that may be sold under the plan or the prices at which such common shares may be sold. We intend to use the net proceeds from the sale of the common shares for general corporate purposes.

THE AMENDED AND RESTATED DIVIDEND REINVESTMENT PLAN

PURPOSE OF THE PLAN

The purpose of our amended and restated dividend reinvestment plan is to provide holders of our common shares resident in Canada, the United States and the United Kingdom (and certain other eligible jurisdictions) with a simple and convenient method of investing cash dividends declared on our common shares in additional common shares of Thomson Reuters Corporation, without paying any brokerage commissions or service charges.

The Thomson Reuters board intends to pay quarterly dividends on the Thomson Reuters Corporation common shares and the Thomson Reuters PLC ordinary shares. The rate at which Thomson Reuters pays dividends takes into account all factors that the Thomson Reuters board considers relevant from the perspective of Thomson Reuters, including its available cash flow, financial condition and capital requirements. Thomson Reuters dividend policy is reviewed annually by the Thomson Reuters board and the decision to declare dividends is at the discretion of the Thomson Reuters board.

PARTICIPATION IN THE PLAN

Eligibility

You are eligible to participate in the plan if you are a registered or beneficial owner of common shares resident in Canada, the United States or the United Kingdom (and certain other eligible jurisdictions) and meet the requirements outlined below.  Residents of Canada, the United States or the United Kingdom are eligible to participate in the plan. Shareholders resident in other jurisdictions may be allowed to participate in the plan only if we determine that participation should be made available to those shareholders taking into account the necessary steps to comply with the laws relating to the offering and the sale of common shares in the jurisdiction of those shareholders.

Enrollment – Registered Shareholders

If you are a registered shareholder, you may enroll all of your common shares in the Plan.  To become a participant, you must complete a participation form and forward it to Computershare Trust Company of Canada (“Computershare”), in the manner indicated below.  You may obtain a participation form at any time by making a request to Computershare.

Your participation in the plan will commence with the next dividend payment date after Computershare receives your participation form, provided Computershare receives it at least five business days before the record date of the dividend. If a participation form is received by Computershare after that date, that dividend will be paid to you in the usual manner and your participation in the plan will commence with the next dividend. Dividend record dates for the common shares have historically been approximately three to four weeks prior to the dividend payment dates.

If the common shares are registered in more than one name, all registered holders must sign the participation form. Also, if your total holding is registered in different names (e.g., full name on some share certificates and initials and surname on other share certificates), a separate participation form must be completed for each different registration name. If dividends from all shareholdings are to be reinvested under one account, registration must be identical.

Enrollment – Beneficial Owners of Common Shares

If you are a beneficial owner whose common shares are registered in the name of Clearing and Depository Services, Inc. (“CDS”) or The Depository Trust Company (“DTC”) or a name other than your own, you may participate in the plan by (i) having those common shares transferred into your name directly and then enroll such common shares in the plan or (ii) make appropriate arrangements with the broker, investment dealer, financial institution or other nominee who holds your common shares to enroll in the plan on your behalf, either as a nominee that delivers a completed and executed participation form to Computershare in the manner provided in the plan, or, if applicable, as a CDS participant or a DTC participant through enrollment by CDS or DTC, respectively.

If you are a beneficial owner of common shares and wish to enroll in the plan through a CDS participant or a DTC participant in respect of your common shares registered through CDS or DTC, appropriate instructions must be received by CDS or DTC, as applicable, from the CDS participant or DTC participant not later than such deadline as may be established by CDS or DTC from time to time, in order for the instructions to take effect on the dividend payment date to which that dividend record date relates.

Instructions received by CDS or DTC after their internal deadline will not take effect until the next following dividend payment date. CDS participants and DTC participants holding common shares on behalf of beneficial owners of common shares registered through CDS or DTC must arrange for CDS or DTC, as applicable, to enroll such common shares in the plan on behalf of such beneficial owners in respect of each dividend payment date.

If you are a beneficial owner of common shares, you should contact your broker, investment dealer, financial institution or other nominee who holds your common shares to provide instructions regarding your participation in the plan and to inquire about any applicable deadlines that the nominee may impose or be subject to and to confirm what fees, if any, the nominee may charge to enroll all or any portion of your common shares in the plan on your behalf or whether the nominee’s policies might result in any costs otherwise becoming payable by you.

Continued Enrollment

Once you have enrolled in the plan (other than through CDS or DTC), you will automatically remain enrolled until you discontinue participation, until we terminate the plan or if you change your residence to a country other than Canada, the United States or United Kingdom and residents of your new country are not eligible to participate in the plan (see “Amendment, Suspension or Termination”).

CDS or DTC, as applicable, will provide instructions to Computershare regarding the extent of its participation in the plan, on behalf of beneficial owners of common shares, in respect of every dividend payment date on which cash dividends otherwise payable to CDS or DTC, as applicable, as shareholder of record, are to be reinvested under the plan.

Any common shares acquired outside of the plan which are not registered in exactly the same name or manner as common shares enrolled in the plan will not be automatically enrolled in the plan. If you purchase additional common shares outside the plan, you are advised to contact Computershare to ensure that all common shares you own are enrolled in the plan.

Death will not affect your election to participate. Upon death, your participation will remain effective until terminated by the personal representative of your estate or by us.

Certain Limitations

You may not transfer the right to participate in the plan to another person.

Subject to applicable law and regulatory policy, we reserve the right to determine, from time to time, a minimum number of common shares that a participant must hold in order to be eligible to participate in, or continue to participate in, the plan. Without limitation, we further reserve the right to refuse participation in the plan to, or terminate the participation of, any person who, in our sole opinion, is participating in the plan primarily with a view to arbitrage trading, whose participation in the plan is part of a scheme to avoid applicable legal requirements or engage in unlawful behavior or has been artificially accumulating our securities, for the purpose of taking undue advantage of the plan to our detriment. We may also deny the right to participate in the plan to any person or terminate the participation of any participant in the plan if we deem it advisable under any laws or regulations.

METHOD OF PURCHASE

Under the terms of the plan, if you are a holder of common shares, through the participation form you may direct Computershare to reinvest all cash dividends on all common shares registered in your name to purchase newly issued common shares. You will not be entitled to direct payment of less than 100% of all cash dividends on the common shares you own. Cash dividends payable on common shares registered for a participant in the plan, after deduction of any applicable withholding tax, will be paid to Computershare and applied automatically by Computershare on each dividend payment date to the purchase of common shares for that participant. Your account (or, in the case of CDS and DTC, credited by Computershare to CDS and DTC respectively, which will each in turn credit the accounts of the applicable CDS participants or DTC participants, respectively) will be credited with the number of common shares, including fractions, equal to the cash dividends reinvested for you divided by the applicable purchase price for the common shares.

PURCHASE PRICE

The purchase price of common shares to be purchased on your behalf with reinvested cash dividends on your common shares will be the weighted average trading price for the common shares on the Toronto Stock Exchange for the five trading days preceding the record date for the dividend. Participants will not be charged any brokerage commissions or service charges and all administration costs of the plan will be paid by us. Any cash dividends payable in currencies other than Canadian currency will be converted into Canadian dollars at the Bank of Canada noon rate for Canadian dollars on the record date for the dividend (or the next business day if this day is not a business day).

FRACTIONAL COMMON SHARES

Computershare will credit your account with fractions of common shares and dividends in respect of such fractions to allow full investment of eligible funds. The rounding of any fractional interest shall be determined by Computershare using such methods as it deems appropriate in the circumstances.

PLAN ADMINISTRATION

Computershare, as agent for plan participants, will administer the plan. Its responsibilities include:

•                  receiving eligible funds;

•                  purchasing and holding the common shares accumulated under the plan;

•                  reporting regularly to the participants; and

•                  other duties required by the plan.

Common shares purchased under the plan will be registered in the name of each participant and will be held by Computershare in the accounts of participants. We will pay all costs of administering the plan, including the fees and expenses of Computershare. Computershare will be paid fees for its services as may, from time to time, be agreed upon by Computershare and us.

REPORTS TO PARTICIPANTS

Computershare will maintain a separate account for each participant in the plan. You will receive from Computershare a detailed statement of your account following each dividend payment (or, in the case of CDS participants and DTC participants, CDS or DTC, as the case may be, will receive such statement on behalf of beneficial owners participating in the plan). This statement will set out the record date, the dividend payment date, the amount of cash dividend paid on your common shares, the amount of any applicable withholding tax, the number of common shares purchased through the plan with respect to such dividend, the purchase price per common share and the updated total number of common shares being held by Computershare for a participant’s account.

TERMINATION FROM THE PLAN

You may terminate your participation in the plan at any time by writing to Computershare if you are a registered holder (or in the case of beneficial owners, by making arrangements to terminate your participation through your nominee). Computershare must receive your notice of termination at least five business days before the record date for the next dividend payment. If Computershare receives your termination request after this date, the withdrawal will be effective the day following the dividend payment date. When a registered holder withdraws from the plan, certificates for whole common shares credited to its account under the plan will be issued, and a cash payment will be made for any fraction of a common share based upon the closing price of the common shares on the Toronto Stock Exchange on the day immediately preceding the effective date of termination.  Certain registered holders may alternatively request a DRS transfer (book entry registration without a certificate).  Thereafter, cash dividends on any of our common shares that a registered holder continues to hold will be paid to it and will not be reinvested. Death will not affect a registered holder’s election to participate in the plan which will remain effective until terminated by a personal representative.

CERTIFICATES FOR COMMON SHARES

All common shares purchased pursuant to the plan will be credited to your individual account held by Computershare if you are a registered holder. This protects registered holders against the loss, theft or destruction of share certificates. If a registered holder requests, in accordance with this paragraph, or if a registered holder withdraws from the plan or if the plan terminates, Computershare will issue and deliver certificates for all whole common shares credited to an account. The number of common shares held for a registered holder under the plan (less any common shares for which certificates have been delivered) will be shown on a statement of account. A registered holder may request delivery of share certificates by writing to Computershare; however certificates for less than five common shares will not be issued except upon withdrawal from or termination from the plan. In no event will certificates be issued for fractional shares. Certificates will be sent to a registered holder after Computershare receives a written request.

Accounts under the plan are maintained in the names in which the common shares of the participants were registered at the time they enrolled in the plan. Consequently, certificates for shares will be similarly registered when issued.

Certain registered holders may alternatively request a DRS transfer (book entry registration without a certificate).

SHAREHOLDER VOTING

For any meeting of shareholders, your common shares will be voted as you direct or you may vote by proxy or in person at the meeting of shareholders. A fractional share does not carry the right to vote.

RIGHTS OFFERINGS

If we have a rights offering pursuant to which holders of our common shares may subscribe for additional common shares or other securities, rights attributable to fractional interests held for participants under the plan will be sold by Computershare and the net proceeds will be used to acquire additional common shares and participants’ respective entitlements thereto will be credited to their accounts.

STOCK SPLITS AND STOCK DIVIDENDS

Common shares distributed pursuant to a stock dividend or a stock split on shares held by Computershare for a participant under the plan will be retained by Computershare and credited by Computershare proportionately to the accounts of the participants in the plan.

LIABILITY OF THE COMPANY AND COMPUTERSHARE

We and Computershare, in administering the plan, are not liable for any act or omission to act, including, without limitation, any claims of liability: (a) with respect to receipt or non-receipt of any payment, form or other writing purported to have been sent to us or Computershare; (b) actions taken as a result of inaccurate and incomplete information or instructions; (c) in respect of any decision to amend, suspend, terminate or replace the plan in accordance with the terms hereof; (d) in respect of the involuntary termination of your participation in the plan in the circumstances described herein; (e) with respect to the prices at which common shares are purchased for your account and the times such purchases are made; or (f) in respect of income taxes or other liabilities payable by any participant or beneficial owner in connection with their participation in the plan.

Neither we nor Computershare can assure a profit or protect against a loss on common shares purchased under the plan.

Both we and Computershare shall have the right to reject any request regarding enrollment, withdrawal or termination from the plan if such request is not received in proper form. Any such request will be deemed to be invalid until any irregularities have been resolved to our satisfaction and/or Computershare’s satisfaction. Neither we nor Computershare are under any obligation to notify any shareholder of an invalid request.

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

We reserve the right to amend, modify, suspend or terminate the plan at any time, but such actions shall have no retroactive effect that would prejudice your interests. Computershare will notify you in writing of any modifications made to the plan that in our opinion may materially prejudice participants. Generally, no notice will be given to participants regarding any amendments to the plan intended to cure, correct or rectify any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions.  If we terminate the plan, Computershare will remit to registered holders as soon as possible, certificates for whole common shares held in their accounts under the plan and cash payments for any fraction of a common share based upon the closing price of the common shares on the Toronto Stock Exchange on the day immediately preceding the effective date of termination of the plan. If we suspend the plan, Computershare will make no investment on the dividend payment date immediately following the effective date for such suspension. Any common share dividends subject to the plan and paid after the effective date of such suspension will be remitted by Computershare to the participants to whom these are due.

NOTICES

All notices from Computershare to participants will be addressed to registered holders at their last known address on Computershare’s register.  All notices, requests, elections or instructions under the plan required or permitted to be given to Computershare should be in writing and signed and should be sent to the following address:

Computershare Trust Company of Canada
Attention: Dividend Reinvestment Department
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Canada

Tel:	(800) 564-6253 (in Canada and the United States)
(514) 982-7270 (from any country)
Fax:	(888) 453-0330
Email:	service@computershare.com
Website URL:	www.computershare.com

GENERAL

We reserve the right to interpret and regulate the plan as we deem necessary or desirable and any such interpretation or regulation will be final.

Unless the context requires otherwise, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include feminine and neuter genders and vice versa, and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

GOVERNING LAW

The plan shall be governed and construed in accordance with the laws in force of the Province of Ontario, Canada.

INCOME TAX CONSIDERATIONS RELATING TO THE PLAN

THE FOLLOWING SUMMARY OF TAX CONSEQUENCES IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR PARTICIPANT. IT IS THE RESPONSIBILITY OF PARTICIPANTS IN THE PLAN TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN IN THEIR RESPECTIVE COUNTRY OF RESIDENCE.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes the principal Canadian federal income tax considerations of participating in the plan generally applicable to you if at all relevant times:

•                  for purposes of the Income Tax Act (Canada) (the “ITA”) and any applicable tax treaty or convention, you are not a resident, or deemed to be a resident, of Canada,

•                  you do not use or hold (and will not use or hold) and are not deemed to use or hold the common shares in, or in the course of, carrying on a business in Canada and do not carry on an insurance business in Canada and elsewhere, and

•                  your shares do not constitute “taxable Canadian property” for purposes of the ITA.

Provided that the common shares are listed on a designated stock exchange (which currently includes the Toronto Stock Exchange and the New York Stock Exchange) at a particular time, the common shares will generally not constitute taxable Canadian property to you at that time. This rule applies unless, at any time during the five-year period immediately preceding that time, 25% or more of the issued shares of any class or series of a class of our capital stock was owned by you, by persons with whom you did not deal at arm’s length or by you and any such persons. Your common shares can be deemed to be taxable Canadian property in certain circumstances set out in the ITA.

This summary is based on the current provisions of the ITA, the regulations thereunder, all specific proposals to amend the ITA or the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, and our understanding of the current published administrative practices of the Canada Revenue Agency.

Dividends on our common shares paid or credited to you will generally be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of withholding in an applicable tax treaty where you are a resident of a country with which Canada has an income tax treaty.

If you are a United States resident entitled to benefits under the Canada-United States Income Tax Convention (1980) (the “Convention”), dividends on our common shares of which you are the beneficial owner will generally be subject to Canadian withholding tax at the rate of 15%.  Under the Convention, dividends paid to certain religious, scientific, charitable and similar tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian withholding tax. Provided that certain administrative procedures are observed regarding registration of such organizations, we will not be required to withhold tax from dividends paid to such organizations. Qualifying organizations that fail to follow the required administrative procedures will have to file a claim for refund to recover any amounts withheld. The amount of dividends invested in additional common shares pursuant to the plan will be reduced by the amount of applicable Canadian withholding taxes withheld.

You will not be subject to tax under the ITA in respect of any capital gain realized on the disposition of common shares.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations generally applicable to certain participants who reinvest cash dividends in additional common shares under the plan. The summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations promulgated thereunder, and judicial decisions and administrative interpretations, all of which are subject to change, possibly with retroactive effect. These United States federal income tax considerations apply only to a person or entity who holds common shares as a capital asset and who, for United States federal income tax purposes, is:

•                  a citizen or resident of the United States,

•                  a corporation, partnership or other entity organized under the laws of the United States or of any political subdivision thereof,

•                  an estate whose income is subject to United States federal income taxation regardless of its source, or

•                  a trust (i) if a United States court can exercise primary jurisdiction over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) that has elected to be treated as a United States person under applicable Treasury regulations.

This summary does not address all aspects of the United States federal income tax laws that may be relevant to participants subject to special treatment under the United States federal income tax laws (including banks, a dealer in securities or currencies, a tax-exempt organization, insurance companies, regulated investment companies, financial institutions, a person that owns 10% or more of the common shares, a person whose functional currency is not the United States dollar and a person that holds common shares as part of a straddle, hedging or conversion transaction).

A participant will be treated for United States federal income tax purposes as having received a distribution in an amount equal to the fair market value of the common shares acquired pursuant to the plan plus the amount of any Canadian income tax withheld therefrom. The fair market value of the common shares so acquired will be equal to the average of the high and low sale prices of the common shares on the dividend payment date as reported on the principal securities exchange on which the shares are traded, which amount may be higher or lower than the average market price used to determine the number of common shares acquired under the plan. The distribution will be includable in a participant’s income as a taxable dividend to the extent of the Thomson Reuters Corporation’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes. The amount of any such dividend will not be eligible for the dividends received deduction generally available to U.S. corporate shareholders. Subject to certain limitations under the Code, participants who are subject to United States federal income tax will be entitled to a credit or deduction for Canadian income taxes withheld from any such dividends.

A participant’s tax basis per share for common shares purchased pursuant to the plan will be equal to the fair market value per share on the dividend payment date. A participant’s holding period for common shares purchased with dividends will begin on the day following the dividend payment date.

Participants generally will recognize a taxable gain or loss when they sell or exchange common shares and when they receive cash payments for fractional shares credited to their accounts upon withdrawal from or termination of the plan or otherwise. The amount of such gain or loss will be the difference between the amount a participant receives for his or her common shares or fraction thereof and the adjusted tax basis therefor. The gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for such common shares exceeds one year. For taxable years beginning on or before December 31, 2010, capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 15% if the property has been held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be gain or loss from sources within the United States for foreign tax credit limitation purposes.

DESCRIPTION OF COMMON SHARES

The common shares to be offered by this prospectus will be offered to our shareholders pursuant to participation in the Plan.  The common shares are currently listed on the Toronto Stock Exchange and the New York Stock Exchange.

Our authorized share capital consists of an unlimited number of common shares, an unlimited number of preference shares, issuable in series, of which 6,000,000 shares consist of Series II Preference Shares, a Thomson Reuters Corporation special voting share, a Reuters Founders share and an equalization share.

At April 29, 2008, there were 640,617,071 common shares and 6,000,000 Series II Preference Shares outstanding. The special voting share, the Reuters Founders share and the equalization share were all issued in connection with the closing of the Transaction.

Each common share entitles its holder to receive notice of and to attend all meetings of Thomson Reuters Corporation shareholders (except for meetings of holders of a particular class or series of shares other than the common shares required by applicable laws to be held as a separate class or series meeting) and to vote, together with the holder of the special voting share, except at meetings of holders of common shares required by applicable laws to be held as a separate class. Each common share also entitles its holder to receive dividends when declared by the Thomson board of directors. All dividends are paid equally on all common shares, subject to the rights of holders of the preference shares. Holders of common shares will participate equally in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the rights of the holders of the preference shares. There are no preemptive, redemption, purchase or conversion rights attaching to our common shares.

EXPENSES

Set forth below is an estimate of the approximate amount of the fees and expenses payable by our company in connection with the registration of the common shares being offered:

SEC registration fee	US$	58,022.52
Legal fees and expenses	60,000
Accounting fees and expenses	35,000
Printing and mailing expenses	0
Stock exchange listing fees and expenses	181,012.72
Total	US$	334,035.24

INDEMNIFICATION

Our directors are indemnified by our company and Thomson Reuters PLC to the extent permitted by applicable laws and regulations.

Under the Business Corporations Act (Ontario), a corporation may indemnify a present or former director or officer or an individual who acts or acted at the corporation’s request as a director or officer or in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director in respect of any civil, criminal, administrative, investigative or other proceeding in which the director is involved because of that association with the corporation or other entity, provided that the individual acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of the other entity for which the individual acted at the corporation’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.

Under the Companies Act 1985 (UK), as amended, (the “UK Companies Act”), a company may not directly or indirectly indemnify a director of a company in connection with any negligence, default, breach of duty or breach of trust by the director in relation to the company unless the indemnity constitutes a “qualifying third party indemnity provision”. An indemnity will be a “qualifying third party indemnity provision” for the purposes of the UK Companies Act, provided that it does not indemnify the director against any liability the director incurs:

•                   to the company or to an associated company (an associated company is, in effect, a company in the same group);

•                   to pay a criminal fine or a regulatory penalty;

•                   in defending criminal proceedings in which the director is convicted;

•                   in defending civil proceedings brought by the company, or an associated company, in which judgment is given against the director; or

•                   in an unsuccessful application for relief from liability under the UK Companies Act.

Thomson Reuters maintains, at its expense, a directors’ and officers’ liability insurance policy that provides protection for its directors and officers against liability incurred by them in their capacities as such. This policy provides for a limit of at least $100 million for each claim and $100 million in the aggregate and that there is no deductible for this coverage. The insurance applies in certain circumstances where Thomson Reuters may not indemnify its directors and officers for their acts or omissions. Premiums paid by Thomson Reuters relating to directors’ and officers’ liability insurance are between $2 million and $3.5 million per annum.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the applicable provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

Certain legal matters have been passed upon for us by Torys LLP, New York, New York and Toronto, Ontario.  As of the date of this prospectus, the partners and associates of Torys LLP owned beneficially, directly or indirectly, less than 1% of the outstanding securities of our company and Thomson Reuters PLC.  Certain partners and an associate of Torys LLP are assistant secretaries of our company and certain of our affiliates.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Thomson Reuters Corporation incorporated in this Registration Statement by reference to the annual report on Form 40-F of Thomson Reuters Corporation for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Toronto, Canada, independent auditors, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Reuters Group PLC are incorporated in this Registration Statement by reference to the annual report on Form 20-F of Thomson Reuters PLC for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, London, England, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.        Indemnification of Directors and Officers

The description of the indemnification provisions relating to officers and directors under the caption “Indemnification” in Part I of this document is incorporated by reference herein.

Item 9.        Exhibits

The following exhibits have been filed as part of this Registration Statement:

Exhibit Number	Description

4.1	Form of Participation Form of the Amended and Restated Dividend Reinvestment Plan of Thomson Reuters Corporation
4.2	Form of Amended and Restated Dividend Reinvestment Plan of Thomson Reuters Corporation
5.1	Opinion of Torys LLP as to the legality of the securities being registered
8.1	Opinion of Torys LLP regarding tax matters (contained in Exhibit 5.1)
23.1	Consent of PricewaterhouseCoopers LLP, Toronto, Canada
23.2	Consent of PricewaterhouseCoopers LLP, London, England
23.3	Consent of Torys LLP (contained in Exhibit 5.1)
24.1	Powers of Attorney (included on the signature pages of this Registration Statement)

Item 10.     Undertakings

The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

(i)            To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)          To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the undertakings set forth above in paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the Registration Statement is on Form S–3 or Form F–3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           If the Registrant is a foreign private issuer, to file a post-effective amendment to the Registration Statement to include any financial statements required by “Item 8.A. of Form 20–F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to Registration Statements on Form F–3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F–3.

(5)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a Registration Statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this registration statement on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 1st day of May 2008.

THOMSON REUTERS CORPORATION

By:	/s/ Deirdre Stanley
	Name:	Deirdre Stanley
	Title:	Executive Vice President and
General Counsel

POWERS OF ATTORNEY

Each person whose signature appears below constitutes and appoints Thomas H. Glocer, Robert D. Daleo and Deirdre Stanley, or either of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on this 1st day of May 2008:

Signature	Title

/s/ Thomas H. Glocer	Chief Executive Officer and Director (principal executive officer)
Thomas H. Glocer

/s/ Robert D. Daleo	Executive Vice President and Chief Financial Officer (principal
Robert D. Daleo	financial officer)

/s/ Linda J. Walker	Senior Vice President, Controller and Chief Accounting Officer
Linda J. Walker	(principal accounting officer)

/s/ David Thomson	Chairman of the Board of Directors
David Thomson

/s/ W. Geoffrey Beattie	Deputy Chairman of the Board of Directors
W. Geoffrey Beattie

Deputy Chairman of the Board of Directors
Niall FitzGerald

/s/ Mary Cirillo	Director
Mary Cirillo

/s/ Steven A. Denning	Director
Steven A. Denning

Director
Lawton Fitt

/s/ Roger L. Martin	Director
Roger L. Martin

/s/ Sir Deryck Maughan	Director
Sir Deryck Maughan

Director
Kenneth Olisa

/s/ Richard L. Olver	Director
Richard L. Olver

/s/ Vance K. Opperman	Director
Vance K. Opperman

/s/ John M. Thompson	Director
John M. Thompson

/s/ Peter J. Thomson	Director
Peter J. Thomson

/s/ John A. Tory	Director
John A. Tory

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form F-3 has been signed below by the undersigned, solely in its capacity as the registrant’s duly authorized representative in the United States, on this 1st day of May 2008.

THOMSON HOLDINGS INC.

By:	/s/ Deirdre Stanley
	Name:	Deirdre Stanley
	Title:	Executive Vice President
and General Counsel

EXHIBIT INDEX

Exhibit Number	Description

4.1	Form of Participation Form of the Amended and Restated Dividend Reinvestment Plan of Thomson Reuters Corporation

4.2	Form of Amended and Restated Dividend Reinvestment Plan of Thomson Reuters Corporation

5.1	Opinion of Torys LLP as to the legality of the securities being registered

8.1	Opinion of Torys LLP regarding tax matters (contained in Exhibit 5.1)

23.1	Consent of PricewaterhouseCoopers LLP, Toronto, Canada

23.2	Consent of PricewaterhouseCoopers LLP, London, England

23.3	Consent of Torys LLP (contained in Exhibit 5.1)

24.1	Powers of Attorney (included on the signature pages of this Registration Statement)